Q4 2024 EARNINGS CONFERENCE CALL

February 14, 2025

FORTIS INC.



FORWARD LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2025-2029; forecast rate base for 2029; the nature, timing, benefits and expected costs of additional opportunities beyond the capital plan, including ITC’s investments related to Tranches 2.1 and 2.2 of the MISO LRTP, ITC customer connections, including investments related to data centers, MISO/SPP JTIQ, potential retail load growth in Arizona, investment opportunities related to the 2023 IRP through 2038, transmission investments at UNS Energy, Tilbury LNG Expansion, renewable gases at FortisBC Energy, and Central Hudson’s regional transmission investments as minority partner in NY Transco; annual dividend growth guidance through 2029; sources of funding for the 2025-2029 Capital Plan; forecast average cash flow to debt metrics over the next five years; the expected timing, outcome and impact of legal and regulatory proceedings and decisions; forecast capital expenditures for 2025-2029 by business unit; the nature, timing, benefits and expected costs of certain capital projects, including ITC's transmission projects associated with the MISO LRTP Tranches 1 and 2.1, UNS IRP Related Generation, UNS Roadrunner Reserve Battery Storage Projects 1 & 2, UNS Vail-to-Tortolita Transmission Project, FortisBC Eagle Mountain Pipeline Project, FortisBC Tilbury LNG Storage Expansion, FortisBC AMI Project and the FortisBC Tilbury 1B Project; forecast rate base for 2025-2029 and forecast rate base growth from 2024 through 2029 by business unit; the 2050 net-zero direct GHG emissions target and interim 2030 and 2035 GHG emissions reduction targets; the expectation to have a coal-free generation mix by 2032; FortisBC targets to support the energy transition and reduce GHG emissions; forecast debt maturities for 2025-2034; and scheduled preferred share dividend rate resets.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: reasonable legal and regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporations DRIP; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated capital expenditures and rate base converted at a forecast USD:CAD foreign exchange rate of 1.30 for 2025-2029.



David Hutchens

President and Chief Executive Officer, Fortis Inc.



Jocelyn Perry

EVP and Chief Financial Officer, Fortis Inc.

2024 YEAR-IN-REVIEW
STRONG OPERATIONAL & FINANCIAL PERFORMANCE

Delivered Top Quartile
Safety & Reliability

$5.2 Billion
Capital Expenditures

~6%
Adjusted EPS growth

51 Consecutive Years of Increases in Dividends Paid

Ranked #1 in Governance
By the Globe and Mail Board Games

Reduction in GHG Emissions
34%
Compared to 2019 levels



DELIVERING SAFE, RELIABLE & AFFORDABLE SERVICE

All-Injury Frequency Rate[1]



1.70
1.58
2020
2021
2022
2023
2024
Fortis
USA Bureau of Labor Statistics (2020-2023 Average)
Canadian Electricity Association (2020-2023 Average)

Average Electricity Customer Outage Duration (Hours)



3.3
3.8
4.3
4.2
1.9
2.3
2.0
2.0
1.9
2020
2021
2022
2023
2024
Fortis[2]
Electricity Canada and U.S. Energy Information Administration Average

Controllable Operating Costs per Customer



2.8% CAGR
2019
2020
2021
2022
2023
2024
Fortis compound average annual growth rate
Fortis controllable operating costs per customer[3]

(1) All injury frequency rate = (# injuries x 200,000) / hours worked.
(2) Based on weighted average customer count in each jurisdiction.
(3) Refer to the definition in the Glossary on Slide 33.

TOTAL SHAREHOLDER RETURNS

Average Annual Total Shareholder Returns

1-Year	14.1%
5-Year	6.1%
10-Year	8.4%
20-Year	10.3%

Cumulative 20-Year Total Shareholder Return



616%
377%
368%
2004
2009
2014
2019
2024
Fortis
S&P/TSX Composite
S&P/TSX Capped Utilities



Note: Average annual and cumulative total shareholder returns reflect period ended December 31, 2024.

HIGHLY EXECUTABLE 2025-2029 $26B CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF ~6.5%

2025-2029 Capital Plan

Virtually all
Regulated Investments

23%
Major Capital Projects

Consolidated Rate Base



$39.0B
$53.0B
2024A
2029F



Note: U.S. dollar-denominated rate base converted at a foreign exchange rate of 1.37 for 2024 and 1.30 for 2025-2029.
CAGR is calculated on a constant foreign exchange rate basis.

UPDATE ON KEY OPPORTUNITIES TO EXPAND AND EXTEND GROWTH BEYOND THE PLAN

ITC A FORTIS COMPANY MISO LRTP Tranche 2.1

- In December 2024, the MISO Board approved the Tranche 2.1 portfolio of projects which includes 24 projects totaling US$21.8B
- ITC now expects **US$3.7-$4.2B** of capital investment for projects in Michigan and Minnesota where ROFRs are in effect and also includes system upgrades in Iowa not subject to competitive bidding (~US$300M)
- Range excludes incremental investment opportunities in Iowa subject to competitive bidding
- Majority of investment anticipated post-2029



Final Tranche 2.1
Projects as of Sep 24, 2024

Source: https://www.misoenergy.org/planning/long-range-transmission-planning/

UNS Energy Corporation A Fortis Company Potential Retail Load Growth in Arizona

- Strong retail load growth funnel with significant service requests ongoing
- Negotiations are proceeding for 300+ MWs of new high load factor customers in the near term using existing and planned capacity with load beginning to ramp up in 2027, subject to final investment decisions. At full production, a 300 MW high load factor customer would increase retail sales by ~20%
- Further negotiations are ongoing and anticipated to progress throughout 2025 to secure up to 600 MW of new load beginning in 2030; incremental generation and transmission investments expected



Retail Load Growth Stages
Preliminary Interest & Service Requests
Active Negotiations
Contracted
In - Service

ADDITIONAL OPPORTUNITIES TO EXPAND AND EXTEND GROWTH BEYOND THE PLAN



ITC
A FORTIS COMPANY

- **MISO LRTP Tranche 2.1**
  Projects in Iowa
- **MISO LRTP Tranche 2.2**
  Timing and scope unknown
- **Customer Connections**
  Includes ~1,600 MWs for Big Cedar Load Expansion Project and ~5,000 MWs of load growth for proposed data centers and economic development in preliminary stages of development
- **MISO/SPP JTIQ**



UNS
UNS Energy Corporation
A Fortis Company

- **2023 IRP**
  Investment opportunity of **~US$2.5-$5.0B** through 2038
- **Transmission Investments**



FORTIS BC

- **Tilbury LNG Expansion**
  Marine bunkering
- **Renewable Gases**
- **Customer & Load Growth**
  in electric service territory



People. Power. Possibilities.
Central Hudson
A FORTIS COMPANY

- **Transmission Investments**
  Regional transmission as minority partner in NY Transco

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

4.2%
Increase in Q4 2024 Dividend

51 Years
of Consecutive Increases in Dividends Paid

4-6%
Annual Dividend Growth Guidance through 2029


73
76
79
82
85
88
91
94
97
00
03
06
09
12
15
18
21
24


FORTIS
WALL ST
FTS
LISTED
NYSE
FORTIS
FTS
LISTED
NYSE

FOURTH QUARTER RESULTS

Reported EPS



$0.78
$0.79
Q4 2023
Q4 2024

Adjusted EPS



$0.72
$0.83
Q4 2023
Q4 2024

Key Q4 2024 Adjusted EPS Drivers

- ↑ Rate base growth
- ↑ New customer rates at Central Hudson
- ↑ Timing impacts associated with the effective date of disposition of Aitken Creek in 2023



Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 21 for the Non-U.S. GAAP reconciliation.

ANNUAL RESULTS


Reported EPS
$3.10
$3.24
2023
2024


Adjusted EPS
$3.09
$3.28
2023
2024

2024 Reported EPS
$0.14 over 2023

2024 Adjusted EPS Growth
$0.19 over 2023



Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 21 for the Non-U.S. GAAP reconciliation.

ANNUAL 2024 EPS DRIVERS


$3.09
$0.07
$0.12
$0.09
$0.03
($0.08)
$0.01
($0.05)
$3.28
~6% Adjusted EPS Growth
2023 Adjusted EPS
U.S. Transmission (ITC)
U.S. Electric & Gas (1)
Western Canadian Electric & Gas(2)
Other Electric
Corporate and Other
Foreign Exchange(3)
Weighted Average Shares
2024 Adjusted EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 21 for the Non-U.S. GAAP reconciliation.

(1) Includes UNS Energy and Central Hudson.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Reflects average foreign exchange rate of 1.37 in 2024 compared to 1.35 in 2023, partially offset by a foreign exchange loss associated with the revaluation of U.S. dollar denominated liabilities at a rate of 1.44 at December 31, 2024.

THREE-YEAR LOOK BACK



Rate Base
6.4% CAGR(1)
$31.1B
$34.1B
$37.0B
$39.0B
2021
2022
2023
2024



Adjusted EPS &
Adjusted Dividend Payout Ratio
~6% EPS CAGR(1)
$2.59
$2.78
$3.09
$3.28
79.2%
78.1%
73.9%
72.7%
2021
2022
2023
2024
Adjusted EPS
Adjusted Dividend Payout Ratio

Note: Adjusted EPS and Adjusted Dividend Payout Ratio are Non-U.S. GAAP financial measures. Adjusted Dividend Payout Ratio calculated using annual dividends paid per common share divided by annual Adjusted EPS. Refer to the 2024 MD&A for the Non-U.S. GAAP reconciliation.

(1) 2021-2024 CAGR for rate base and adjusted EPS calculated based on a constant foreign exchange rate. 2021-2024 CAGR for rate base also includes CWIP balances at UNS Energy and FortisBC Energy due to significant construction projects in process in 2024.

LIQUIDITY, FUNDING & FOREIGN EXCHANGE

Q4 2024 Long-Term Debt Issuances

- ITC
  - US$125M 11-year bonds at 4.88%
  - US$125M 19-year bonds at 5.25%
- Central Hudson
  - US$25M 5-year notes at 4.88%
  - US$44M 10-year notes at 5.30%
  - US$35M 12-year notes at 5.40%

Raised over $3B in Long-Term Debt in 2024

Balanced Approach To Funding Growth



Cash From Operations(1) 59%
Net Debt(3) 30%
Equity(2) 11%
$26B
Capital Plan
2025-2029

Foreign Exchange & Hedging

- Capital plan reflects assumed USD:CAD FX of 1.30 for 2025-2029
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $600M
  - EPS: ~$0.05, inclusive of hedging
- FX hedging program recently updated to allow for hedging of up to 100% of FY1 and FY2, and up to 50% of FY3 U.S. cash flows distributed to Fortis Inc.

(1) Non-U.S. GAAP financial measure. Reflects cash from operating activities net of dividends and including customer contributions.
(2) Reflects common shares issued under the Corporation's dividend reinvestment and employee share purchase plans. $500M ATM available for flexibility as needed.
(3) Net debt reflects regulated and non-regulated debt issuances, net of repayments.

INVESTMENT-GRADE CREDIT RATINGS

Moody's CFO/Debt(1)



11.4%
11.0%
12.1%
2023
2024(2)
2025-2029F Avg.

S&P FFO/Debt(1)



12.2%
11.2%
11.6%
2023
2024
2025-2029F Avg.

- - - - - Rating Agency Threshold

Credit Ratings & Outlooks

MOODY'S	S&P Global	MORNINGSTAR DBRS
Baa3	A-(3)	A (low)
Stable	Negative	Stable

Key Credit Strengths

- Strong business risk profile
- Geographic and regulatory diversity
- Effectively 100% regulated – stable and predictable cash flows
- Constructive regulatory frameworks

(1) Credit metrics calculated on a constant foreign exchange basis with year-end U.S. dollar-denominated debt adjusted to reflect the average annual foreign exchange rate. On an unadjusted basis, Moody's CFO/Debt and S&P FFO/Debt metrics were 10.6% and 11.2%, respectively, for 2024, and 11.6% and 11.4%, respectively, for 2023.
(2) Decrease in Moody's metric for 2024 was mainly driven by ITC and FortisBC Energy reflecting timing of cash flows associated with regulatory deferrals.
(3) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

UNS
UNS Energy Corporation
A Fortis Company

ACC Generic Regulatory Lag Docket

- In December 2024, a formula rate plan policy statement was approved by the ACC
- The policy statement allows utilities to propose formula rates in rate cases
- Formula rate plans would reduce the number of existing adjustors and promote rate stability for customers

UNS Gas General Rate Application

- In November 2024, UNS Gas filed a general rate application with the ACC requesting an increase in gas delivery rates effective February 1, 2026
- In January 2025, UNS Gas filed supplemental material proposing an annual rate adjustment mechanism in line with the ACC's formula rate policy statement
- If approved, UNS Gas would see reduced regulatory lag



WHY INVEST IN FORTIS?



SUSTAINABLE GROWTH

Focused on Executing

- Strong Rate Base Growth
- Robust Transmission Investment Pipeline
- Transparent Funding Plan
- Cleaner Energy Transition
- 4-6% Annual Dividend Growth
- Investment-Grade Credit Ratings

LOW-RISK

Safe, Well-Run Utilities

- Strong Governance
- Regulatory & Geographic Diversity
- Constructive Regulatory Relationships
- Local Business Model
- Virtually 100% Regulated
- Primarily Transmission & Distribution Assets

UPCOMING EVENTS

Expected Earnings Release Dates

- Q1 2025 – May 7, 2025
- Q2 2025 – August 1, 2025



NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT EPS)	Q4 2024	Q4 2023	VARIANCE	2024	2023	VARIANCE
Adjusted Net Earnings						
Net Earnings	**396**	**381**	**15**	**1,606**	**1,506**	**100**
Adjusting items:						
October 2024 MISO base ROE decision[1]	20	-	20	20	-	20
Disposition of Aitken Creek[2]	-	(31)	31	-	(15)	15
Unrealized loss on mark-to-market of derivatives[3]	-	-	-	-	2	(2)
Revaluation of deferred income tax assets[4]	-	-	-	-	9	(9)
Adjusted Net Earnings	**416**	**350**	**66**	**1,626**	**1,502**	**124**
Adjusted Net Earnings per Share	**$0.83**	**$0.72**	**$0.11**	**$3.28**	**$3.09**	**$0.19**
Capital Expenditures						
Additions to property, plant and equipment	1,629	1,189	440	5,012	3,986	1,026
Additions to intangible assets	64	61	3	206	183	23
Adjusting item:						
Wataynikaneyap Transmission Power Project[5]	-	51	(51)	29	160	(131)
Capital Expenditures	**1,693**	**1,301**	**392**	**5,247**	**4,329**	**918**

(1) Represents the prior period impact of FERC's October 2024 MISO base ROE decision, net of income tax recovery of $7M, included in the ITC segment.

(2) Aitken Creek was sold on November 1, 2023, with a March 31, 2023 effective date. For 2023, the adjustment represents: (i) the $10M gain on disposition, net of income tax expense of $13M; and (ii) $5M of net earnings at Aitken Creek, recognized in accordance with U.S. GAAP, during the March 31, 2023 to November 1, 2023 stub period, net of income tax expense of $2M, included in the Corporate and Other segment. For Q4 2023, this adjustment represents: (i) the $10M gain on disposition; and (ii) $21M of stub period earnings at Aitken Creek, net of income tax expense of $9M, including amounts initially included in Adjusted Net Earnings in Q2 2023 and Q3 2023 prior to the close of the transaction.

(3) Represents the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek through the March 31, 2023 effective date of disposition, net of income tax recovery $1M, included in the Corporate and Other segment.

(4) Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa, included in the ITC segment.

(5) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment. Construction was completed in Q2 2024.

FOURTH QUARTER RESULTS BY SEGMENT

Fourth Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q4 2024	ADJUSTMENT	ADJUSTED Q4 2024[(1)]	Q4 2023	ADJUSTMENT	ADJUSTED Q4 2023[(1)]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	127	20	147	136	-	136	11
Regulated – U.S. Electric & Gas							
UNS Energy	52	-	52	62	-	62	(10)
Central Hudson	66	-	66	36	-	36	30
	118	-	118	98	-	98	20
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	120	-	120	105	-	105	15
FortisAlberta	42	-	42	36	-	36	6
FortisBC Electric	18	-	18	15	-	15	3
Other Electric	52	-	52	35	-	35	17
	232	-	232	191	-	191	41
Corporate and Other	(81)	-	(81)	(44)	(31)	(75)	(6)
Common Equity Earnings	**396**	**20**	**416**	**381**	**(31)**	**350**	**66**
Weighted Average Shares (# millions)	498.2	-	498.2	489.4	-	489.4	8.8
EPS	**$0.79**	**$0.04**	**$0.83**	**$0.78**	**($0.06)**	**$0.72**	**$0.11**

(1) Non-U.S. GAAP financial measure. Refer to Slide 21 for the Non-U.S. GAAP reconciliation.

ANNUAL RESULTS BY SEGMENT

Annual Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	2024	ADJUSTMENT	ADJUSTED 2024[1]	2023	ADJUSTMENT	ADJUSTED 2023[1]	VARIANCE
Regulated – Independent Electric Transmission							
ITC	542	20	562	508	9	517	45
Regulated – U.S. Electric & Gas							
UNS Energy	448	-	448	400	-	400	48
Central Hudson	128	-	128	105	-	105	23
	576	-	576	505	-	505	71
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy	293	-	293	274	-	274	19
FortisAlberta	181	-	181	162	-	162	19
FortisBC Electric	72	-	72	68	-	68	4
Other Electric	163	-	163	146	-	146	17
	709	-	709	650	-	650	59
Corporate and Other	(221)	-	(221)	(157)	(13)	(170)	(51)
Common Equity Earnings	**1,606**	**20**	**1,626**	**1,506**	**(4)**	**1,502**	**124**
Weighted Average Shares (# millions)	495.0	-	495.0	486.3	-	486.3	8.7
EPS	**$3.24**	**$0.04**	**$3.28**	**$3.10**	**($0.01)**	**$3.09**	**$0.19**

(1) Non-U.S. GAAP financial measure. Refer to Slide 21 for the Non-U.S. GAAP reconciliation.

2025-2029 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2025F	2026F	2027F	2028F	2029F	2025-2029 TOTAL
Regulated – Independent Electric Transmission						
ITC	1,403	1,488	1,523	1,600	1,573	7,587
Regulated – U.S. Electric & Gas						
UNS Energy	1,276	1,087	1,201	1,138	581	5,283
Central Hudson	462	480	440	486	462	2,330
Total Regulated – U.S. Electric & Gas	1,738	1,567	1,641	1,624	1,043	7,613
Regulated – Canadian & Caribbean Electric & Gas						
FortisBC Energy	687	785	1,080	804	564	3,920
FortisAlberta	624	683	681	701	743	3,432
FortisBC Electric	179	186	167	183	181	896
Other Electric	540	477	491	528	500	2,536
Total Regulated – Canadian & Caribbean Electric & Gas	2,030	2,131	2,419	2,216	1,988	10,784
Non-Regulated – Corporate & Other	7	6	5	3	2	23
Total Capital Plan	**5,178**	**5,192**	**5,588**	**5,443**	**4,606**	**26,007**

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.30.

MAJOR CAPITAL PROJECTS

($ Millions)	2024A	2025-2029F	Estimated Completion Date
ITC MISO LRTP[1]	64	1,704	Post-2029
UNS IRP Related Generation[2]	1	1,620	Various
UNS Roadrunner Reserve Battery Storage Project 1	286	51	2025
UNS Roadrunner Reserve Battery Storage Project 2	115	325	2026
UNS Vail-to-Tortolita Transmission Project	47	253	2027
FortisBC Eagle Mountain Pipeline Project[3]	386	314	2027
FortisBC Tilbury LNG Storage Expansion	6	585	2029
FortisBC AMI Project	30	733	2028
FortisBC Tilbury 1B Project	5	339	2029



Major Capital Projects 23%
$26B
Capital Plan
2025-2029
Smaller Projects 77%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Includes capital expenditures of ~US$1.2B for Tranche 1 and ~US$140M for Tranche 2.1 for the forecast period 2025-2029.
(2) Includes capital expenditures for resource requirements, including renewable generation, energy storage systems and natural gas generation supporting the transition to cleaner energy as outlined in the 2023 IRPs for TEP and UNS Electric.
(3) The project is net of customer contributions.

2024-2029 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS, EXCEPT FOR CAGR)	2024A	2025F	2026F	2027F	2028F	2029F	5-YEAR CAGR to 2029
Regulated – Independent Electric Transmission							
ITC[1]	12.5	12.8	13.9	14.8	15.7	16.5	6.8%
Regulated – U.S. Electric & Gas							
UNS Energy[2]	7.6	7.7	8.3	8.8	9.8	10.7	6.7%
Central Hudson	3.2	3.4	3.7	4.0	4.1	4.3	7.2%
Total Regulated – U.S. Electric & Gas	10.8	11.1	12.0	12.8	13.9	15.0	6.8%
Regulated – Canadian & Caribbean Electric & Gas							
FortisBC Energy[2]	5.8	6.3	6.7	7.4	8.1	8.7	6.4%
FortisAlberta	4.4	4.7	4.9	5.2	5.4	5.7	5.3%
FortisBC Electric	1.7	1.8	1.8	2.0	2.0	2.1	4.4%
Other Electric	3.8	4.0	4.3	4.4	4.8	5.0	6.2%
Total Regulated – Canadian & Caribbean Electric & Gas	15.7	16.8	17.7	19.0	20.3	21.5	5.8%
Total Rate Base Forecast	**39.0**	**40.7**	**43.6**	**46.6**	**49.9**	**53.0**	**6.5%**

Note: U.S. dollar-denominated rate base converted at a foreign exchange rate of 1.37 for 2024 and 1.30 for 2025-2029. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.
(2) CAGR includes CWIP balances at UNS Energy and FortisBC Energy due to significant construction projects in process in 2024 that become rate base later in the planning period. Rate base growth adjusted for CWIP balances of $1.0B at UNS Energy and $0.6B at FortisBC Energy, respectively, in 2024, as well as $0.5B at UNS Energy and $0.1B at FortisBC Energy, respectively, in 2029.

SENSITIVITY EXPOSURE & HEDGING

Foreign Exchange

- Assumed USD:CAD FX rate of 1.30 for 2025-2029
- ~65% of regulated earnings[1]/ 60% of capital plan in USD at U.S. & Caribbean utilities
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $600M
  - EPS: ~$0.05, inclusive of hedging activities

Hedging Activities

- FX contracts (primarily forwards and collars)[2]
- ~US$1.8B in U.S. dollar-denominated debt outstanding at Fortis Inc. as a natural hedge
- ~US$400M cross-currency interest rate swaps

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.035	$0.030
UNS Energy	$0.025	$0.015
FortisBC	$0.020	$0.015
Central Hudson	$0.010	$0.005
FortisAlberta	$0.010	$0.010



(1) Non-U.S. GAAP financial measure for year ended December 31, 2024. Excludes Net Expense of Corporate and Other segment.
(2) As of December 31, 2024, the contracts had a combined notional value of $608M (~US$447M).

ONGOING REGULATORY PROCEEDINGS

MISO Base ROE In October 2024 FERC issued an order revising the MISO Base ROE from 10.02% to 9.98% and removed use of the risk-premium model in establishing the base ROE; application of the order resulted in a regulatory liability of ~$39M (US$27M) recognized in Q4 2024; Fortis' 80.1% share of the related after-tax earnings is ~$22M, of which ~$20M relates to periods prior to January 1, 2024; in November 2024, certain MISO transmission owners, including ITC, filed a request for rehearing with FERC; appeal of the order was filed with the D.C. Circuit Court in January 2025; the rehearing request and appeal primarily focus on the refund period and related interest; timing and outcome of these filings are unknown

Transmission Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO adder for transmission owners that have been RTO members for more than three years; the timing and outcome of this proceeding remain unknown

Transmission ROFR In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed was unconstitutional; statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state; the District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO LRTP Tranche 1 Iowa projects in reliance on the ROFR; in August 2024, MISO concluded its variance analysis of the MISO LRTP Tranche 1 projects in Iowa, reaffirming the allocation of projects to ITC and other incumbent transmission owners; as a result, work on the Tranche 1 projects in Iowa resumed; various legal proceedings with respect to this matter are ongoing for which the timing and outcome are unknown

2025 General Rate Application In August 2024, Central Hudson filed a general rate application with the PSC requesting new rates effective July 1, 2025; application seeks an allowed ROE of 10% and 48% common equity ratio; timing and outcome of this proceeding are unknown

Show Cause Order In October 2024, the PSC issued a Show Cause Order directing Central Hudson to explain why an enforcement proceeding should not commence in connection with a gas-related explosion that occurred in November 2023; Central Hudson filed a response in November 2024; the timing and outcome of the Show Cause Order are unknown

2025-2027 Rate Framework In April 2024, FortisBC filed an application with the BCUC requesting approval of a rate framework for 2025-2027; a decision is expected by mid-2025; interim rates went into effect on January 1, 2025; FortisBC will seek final rates after receiving a decision on the rate framework

GCOC Decision In 2023, the AUC issued a decision in the GCOC proceeding and FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component of capital structure, or both, for certain risk factors; in April 2024, the Court of Appeal granted permission to appeal; a decision on the appeal is expected in Q1 2025

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; FortisAlberta's application for permission to appeal the decision was heard by the Court of Appeal in Q4 2024 and a decision is expected in Q1 2025

SUSTAINABILITY LEADERSHIP



Climate and Innovation

- 2050 net-zero direct emissions goal with interim targets to reduce GHG emissions 50% by 2030 and 75% by 2035; the Corporation's ability to achieve the GHG targets may be impacted by federal, state and provincial energy policies, as well as external factors, including significant customer and load growth and the development of clean energy technology
- Progress: Reduced scope 1 emissions by 34% to the end of 2024 relative to 2019 levels
- 170 MW of coal generation capacity was retired at TEP in June 2022: expect to be coal-free by 2032; seasonal operations commenced at Springerville in 2023
- Pilot project formed to produce low-carbon hydrogen; FortisBC continues to partner with others, including local universities, to study safe and reliable hydrogen blending with natural gas
- FortisBC increased RNG supply by 21% in 2023, and by more than 10 times since 2019
- FortisBC targets to support the energy transition and reduce GHG emissions:
  - Reduce absolute scope 1 GHG emissions by 35% by 2035 from 2019 levels
  - Reduce customers' GHG emissions by 200k tonnes through participation in conservation and energy management initiatives by the end of 2027
  - Invest $690M to help customers save 3.8M gigajoules of gas and 115 GWh of electricity by the end of 2027

Community and Indigenous Relations

- Building on our strong record of mutually beneficial partnerships with Indigenous peoples
- FortisBC awarded silver-level designation in Progressive Aboriginal Relations™ from the Canadian Council of Indigenous Business
- 1,800 KM Wataynikaneyap transmission line connecting 17 remote First Nations communities to the Ontario power grid
- ~$15M of community investment in 2024

Governance Leadership

- Ranked #1 out of 215 S&P/TSX companies in The Globe & Mail 2024 Board Games
- Independent chair; 11 of 12 directors are independent
- 50% of Fortis board members are women; 2 of 12 identify as a visible minority
- Average board tenure of 6.2 years as of January 2025
- Women currently represent 57% of the Fortis Inc. executive leadership team
- 73% of Fortis utilities have a female in the position of CEO or board chair
- Executive compensation linked to climate and diversity targets

2024 SALES TRENDS

	CHANGE IN RETAIL ENERGY SALES	2024 vs. 2023 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load down 2% primarily due to milder weather and decreased economic activity
UNS[1] UNS Energy Corporation A Fortis Company	+1%	• Increase primarily due to warmer weather and customer additions
People. Power. Possibilities. Central Hudson A FORTIS COMPANY	+3%	• Increase primarily due to higher average consumption by residential and commercial customers due to warmer weather
FORTIS ALBERTA	+2%	• C&I sales up 3% due to customer additions and higher average consumption by industrial customers; residential sales flat
FORTIS BC	+3%	• Increase in gas sales primarily due to higher average consumption by industrial, residential and commercial customers; transportation sales flat
	+1%	• Electric C&I sales up 1% primarily due to higher average consumption by industrial customers; residential sales flat
Other Electric	+1%	• Eastern Canadian residential and C&I sales each up 1% • Caribbean sales up 4% due to increased tourism-related activities and customer additions



(1) Excludes wholesale sales at UNS Energy.

LONG TERM DEBT MATURITIES & PREFERENCE SHARE DIVIDENDS

Debt Maturities

10-Year Debt Maturities



$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2025F
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
Non-Regulated (1)
Regulated

Note: U.S. dollar-denominated debt translated at December 31, 2024 closing exchange rate of 1.44.

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

Preference Share Rate Resets



2025
Series H - $192M
June 1, 2025
Series I - $58M
June 1, 2025
2026

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global[1]	MOODY'S	MORNINGSTAR DBRS
Fortis Inc.	A-[2]	Baa3	A (low)
ITC Holdings Corp.	A-[2]	Baa2	n/a
ITC Regulated Subsidiaries	A	A1	n/a
TEP	A-	A3	n/a
Central Hudson	BBB+	Baa1	n/a
FortisBC Energy	n/a	A3	A
FortisBC Electric	n/a	Baa1	A (low)
FortisAlberta	A-	Baa1	A (low)
Newfoundland Power	n/a	A2	A



(1) In October 2024, S&P confirmed the Corporation's credit ratings and negative outlook.

GLOSSARY

ACC	Arizona Corporation Commission
Aitken Creek	Aitken Creek Gas Storage, ULC, a 93.8%-owned subsidiary of FortisBC Holdings Inc., sold on November 1, 2023.
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
BCUC	British Columbia Utilities Commission
Board	Board of Directors of the Corporation
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) 1-N -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar to Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, as well as Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project. See "Non-US GAAP Financial Measures" in the 2024 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CEO	Chief Executive Officer of Fortis
CFO	Cash from operating activities
Controllable Operating Cost Per Customer	financial measure used by management to evaluate operating efficiency. May not be comparable with measures used by other entities and excludes costs that are considered largely outside of management's control (e.g., purchased power, generation fuel expense).
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
CWIP	Construction work-in-progress
C&I	Commercial & Industrial
D.C. Circuit Court	U.S. Court of Appeals for the District of Columbia Circuit
DRIP	dividend reinvestment plan
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
FFO	funds from operations
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance.
FY	Fiscal Year
GCOC	generic cost of capital
GHG	greenhouse gas
GWh	Gigawatt hours
IRP	Integrated Resource Plan
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
JTIQ	Joint Transmission Interconnection Queue Study
Km	Kilometers(s)
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
MW	megawatt(s)
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
NY Transco	New York Transco LLC, a joint venture with affiliates of other investor-owned utilities in New York State, which was created to develop, own, and operate electric transmission projects in the state.
PBR	performance-based rate-setting
PSC	New York Public Service Commission
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
RNG	renewable natural gas
ROE	rate of return on common equity
ROFR	right of first refusal
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
SPP	Southwest Power Pool
TEP	Tucson Electric Power Company, a direct wholly owned subsidiary of UNS Energy
Total Shareholder Return	Total shareholder return, or TSR. which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period.
TSX	Toronto Stock Exchange
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
UNS Gas	UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate